UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

[redacted]

06040878

Act Exchange Act of 1934
Section
Rule 14d-11(e) + 14d-10(a)(2)
Public Availability June 21, 2006

June 21, 2006

Via Facsimile and First Class Mail

Jeffrey D. Marell, Esq.
Paul Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

Re: Tender Offer for Shares of Inco Limited by Teck Cominco Limited

Dear Mr. Marell:

We are responding to your letter dated June 21, 2006 to Mauri L. Osheroff, Brian V. Breheny and Celeste M. Murphy as supplemented by telephone conversations with the staff of the Division of Corporation Finance with regard to your request for exemptive relief. Our response is attached to the enclosed photocopy of your letter to avoid having to recite or summarize the facts presented in your letter. Unless otherwise noted, capitalized terms in this letter have the same meaning as in your letter.

Based on the representations in your letter, the Commission hereby grants exemptions from:

- Rule 14d-11 under the Securities Exchange Act of 1934 (Exchange Act). The exemption from Rule 14d-11 is granted to permit Teck to keep the Subsequent Offering Period open to the later of 21 U.S. business days following the expiration of the Initial Offering Period and September 20, 2006, as and in the manner permitted by Canadian securities laws and described in your letter.

- Rules 14d-11(b) and (f) under the Exchange Act. The exemptions from Rules 14d-11(b) and (f) are granted to permit the use of the Pro Ration Mechanism during the Subsequent Offering Period.

- Rule 14d-11(e) under the Exchange Act. The exemption from Rule 14d-11(e) is granted to permit Teck to take up and pay for Inco Shares tendered during the Subsequent Offering Period within ten calendar days of the date the Inco Shares are tendered in the Subsequent Offering Period in accordance with Canadian tender offer law and practice.

- Rule 14d-10(a)(2) under the Exchange Act. The exemption from rule 14d-10(a)(2) is granted to permit Teck to use the Pro Ration Mechanism during the Subsequent Offering Period.

In granting these exemptions, we considered the following facts, among others:

- The Subsequent Offering Period is being conducted in accordance with Canadian tender offer law and practice, including providing the same offer consideration choices offered accepting Shareholders in the Initial Offer Period; and

- The additional time provided for in the Subsequent Offer Period is necessary to achieve the ownership thresholds at which Teck becomes entitled to proceed with a second-step transaction.

The foregoing exemptions are based solely on your representations and the facts presented in your letter dated June 21, 2006, as supplemented by telephone conversations with the staff of the Commission. The relief granted is strictly limited to the application of these rules to the Offer. You should discontinue the Offer pending further consultation with the staff of the Commission if any of the facts or representations set forth in your letter change.

We also direct your attention to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Sections 9(a), 10(b) and 14(e) of the Exchange Act and Rules 10b-5, 14e-1(d) and 14e-5 thereunder. The participants in the Offer must comply with these and any other applicable provisions of the federal securities laws. The Division of Corporation Finance expresses no view with respect to any other questions that may be raised by the Offer, including, but not limited to the adequacy of disclosure concerning and the applicability of any other federal or state laws to, the Offer.

For the Commission,
By the Division of Corporation Finance,
Pursuant to delegated authority,

Mauri L. Osheroff

Mauri L. Osheroff
Associate Director, Regulatory Policy
Division of Corporation Finance

PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP

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June 21, 2006

VIA EMAIL AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Attn: Mauri L. Osheroff, Esq.
Associate Director
Securities and Exchange Commission

Brian V. Breheny, Esq.
Chief, Office of Mergers and Acquisitions
Division of Corporation Finance

Celeste M. Murphy, Esq.
Special Counsel, Office of Mergers and Acquisitions
Division of Corporation Finance

Schedule TO filed by Teck Cominco Limited on May 23, 2006, SEC File No. 005-46625, for Inco Limited

Ladies and Gentlemen:

We[1] are writing on behalf of Teck Cominco Limited ("Teck"), a corporation existing under the *Canada Business Corporations Act*, as amended

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[1] We are admitted to practice only in the State of New York. To the extent this letter summarizes propositions of Canadian law, we have relied on advice from Lang Michener LLP, Canadian counsel to Teck. Please refer to the letter from Lang Michener LLP, dated June 21, 2006, attached hereto.

("CBCA"). Teck has commenced an offer (the "Offer")[2] to purchase all the outstanding common shares of Inco Limited, a corporation existing under the CBCA ("Inco"), together with associated rights ("Rights") issued and outstanding under the shareholder rights plan (the "Rights Plan") of Inco (collectively, the "Inco Shares"), other than any Inco Shares owned, directly or indirectly, by Teck and its affiliates on any date upon which Teck takes up or acquires Inco Shares pursuant to the Offer (a "Take-Up Date"), and including any Inco Shares that may become issued and outstanding after the date of the Offer but prior to 8:00 p.m. (Toronto time) on July 24, 2006 or such other date as is set out in a notice of variation of the Offer issued at any time and from time to time accelerating or extending the period during which Inco Shares may be deposited to the Offer (the "Expiry Date"), upon the conversion, exchange or exercise of any securities of Inco (other than the Rights) that are convertible into or exchangeable or exercisable for Inco Shares, for a combination of, at the election of each holder (each, a "Shareholder"), (a) Cdn.$78.50 in cash or (b) 0.9776 of a Teck Class B subordinate voting share ("Teck Subordinate Voting Share") and Cdn.$0.05 in cash for each Inco Share.

The consideration payable under the Offer is subject to pro ration as necessary to ensure that the total aggregate consideration payable under the Offer and in any second-step transaction pursuant to which Teck acquires all the Inco Shares not purchased in the Offer (a "Second-Step Transaction") does not exceed specified maximum aggregate amounts.

In connection with the Offer, Teck filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form F-10 and a tender offer statement on Schedule TO (the "Schedule TO") on May 23, 2006. As indicated in the Offer and Circular attached as Exhibit (a)(1)(i) to the Schedule TO, in addition to the Take-Up Date occurring at the expiration time of the Initial Offering Period, Teck wishes to offer multiple Take-Up Dates during any Subsequent Offering Period in connection with the Offer. This concept, which is universally used in take-over offers in Canada, is discussed below at greater length and involves an offeror purchasing shares on multiple dates during the pendency of a take-over offer. Although there is no direct analog under U.S. take-over practice, it is similar in effect to the concept of the "subsequent offering period" embodied in Rule 14d-11. Because of the length of time Teck wishes to keep the subsequent offering period open for, the election feature of the Offer and the limits on the amount of the two types of consideration being made available pursuant to the Offer, Rule 14d-11 may not be available to Teck.

On behalf of Teck, we herewith request exemptive relief from the following provisions of the Securities Exchange Act of 1934, as amended (the "Exchange

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2 The Offer includes the Initial Offering Period and any Subsequent Offering Period, as such terms are defined herein.

Act"), with respect to the Subsequent Offering Period (as defined below) proposed to be provided by Teck pursuant to the Offer:

1. Rule 14d-11, to permit Teck to keep the Subsequent Offering Period open to the later of 21 U.S. business days following the expiry of the Initial Offering Period (as defined below) and September 20, 2006 (120 days after commencement of the Offer), as and in the manner permitted by Canadian securities laws;

2. Rules 14d-11(b) and 14d-11(f), to permit the Pro Ration Mechanism (as defined below) during the Subsequent Offering Period;

3. Rule 14d-11(e), to permit Teck to take up Inco Shares deposited under the Offer during the Subsequent Offering Period at intervals as described below; and

4. Rule 14d-10(a)(2), to permit the Pro Ration Mechanism during the Subsequent Offering Period.

BACKGROUND

Teck Cominco Limited

Teck is engaged primarily in the exploration for and the development and production of natural resources, with interests in mining and processing operations in Canada, the United States and South America.

Teck is the world's largest zinc miner and an important producer of copper and gold. Teck's principal products are zinc concentrate, metallurgical coal, copper concentrate, molybdenum concentrate, lead concentrate and refined metals, including zinc, lead, gold, silver, indium and germanium. For the fiscal year ended December 31, 2005, Teck had revenues of Cdn.$4,415 million and net earnings of Cdn.$1,345 million.

Teck is a reporting company under the Exchange Act, a "foreign private issuer" and files with the Commission, among other reports and notices, an annual information form and audited annual financial statements on Form 40-F and furnishes periodic reports on Form 6-K.

Teck Subordinate Voting Shares are listed on the Toronto Stock Exchange (the "TSX") under the Symbol "TEK.SV.B". Teck has applied to list the Teck Subordinate Voting Shares on the New York Stock Exchange ("NYSE").

Inco Limited

Inco is engaged primarily in the exploration for and the development of natural resources and is a leading producer of nickel. Inco is also a producer of copper, precious metals, cobalt and value-added specialty nickel products.

According to Inco's financial statements for the fiscal year ended December 31, 2005, Inco had revenues of approximately U.S.$4,518 million and net earnings of approximately U.S.$836 million.

Inco is a reporting company under the Exchange Act. Inco Shares are listed on the TSX and the NYSE under the symbol "N".

Based upon the following publicly available information, we believe that Inco is also a "foreign private issuer":

- no reports are filed pursuant to Section 16 of the Exchange Act in respect of Inco's securities;
- Inco does not file a proxy statement on Schedule 14A; Inco filed its Proxy Circular for its 2006 Annual Meeting of Shareholders as an exhibit to its Form 10-K, filed on March 16, 2006;
- Inco utilizes U.S.-Canadian Multi-Jurisdictional Disclosure System ("MJDS") registration statement forms to register its securities (most recently filing an amendment to its registration statement on Form F-8 on February 28, 2006);
- Inco does not have substantial assets in the United States; as of December 31, 2005, only 0.2% of its property, plant and equipment was located in the United States (see Note 18 to Inco's Audited Financial Statements for the year ended December 31, 2005);
- Inco's business is not principally administered in the United States (Inco's business is principally administered in Canada, with Inco's headquarters located in Toronto, Ontario); and
- less than half (only three of 12) of the Inco directors are resident in the United States (see 2006 Proxy Circular).

Offer

On May 8, 2006, Teck announced its intention to make the Offer on an unsolicited basis. Based on information available to Teck at that time, Teck was unable to determine whether the Offer could be made pursuant to the MJDS, with the benefit of exemptions from Rules 14d-10 and 14d-11 provided by the Commission's Tier II rules.

In a letter dated May 12, 2006, we were informed by an Inco representative that, as of March 31, 2006, 49.7% of Inco Shares were held by U.S. holders.

On May 23, 2006, Teck filed with the Commission a Registration Statement on Form F-10 and a Schedule TO.

OFFER STRUCTURE

General

The Offer is structured as a single offer made concurrently in Canada as well as in the United States and other jurisdictions in which the Offer may be legally extended. The Offer is structured so as to comply with the applicable Canadian laws and regulations as well with the U.S. federal securities laws, including Regulations 14D and 14E under the Exchange Act, except to the extent of any relief granted pursuant to this letter. To the extent legally possible, given the different regulatory schemes, Teck intends to conduct the Offer in a manner that ensures equality of opportunity for, and equal treatment of, all Shareholders and compliance with the generally applicable requirements in both Canada and the United States.

As described above, Teck has offered to purchase all the Inco Shares, on the basis of, at the election of each Shareholder, (a) Cdn.$78.50 in cash (the "Cash Alternative") or (b) 0.9776 of a Teck Subordinate Voting Share and Cdn.$0.05 in cash (the "Share Alternative"). The consideration payable under the Offer is subject to pro ration as necessary to ensure that the total aggregate consideration payable under the Offer and in any Second-Step Transaction does not exceed specified maximum aggregate amounts and is based on the number of Inco Shares acquired in proportion to the number of Inco Shares outstanding on a fully diluted basis. The maximum amount of cash consideration available under the Offer and the Second-Step Transaction is Cdn.$6,366,482,332 and the maximum number of Teck Subordinate Voting Shares issuable under the Offer and the Second-Step Transaction is 143,082,936 shares.

The Offer is subject to several conditions (the "Conditions"), including, among others, that:

1. Inco Shares representing, together with Inco Shares owned, directly or indirectly, by Teck and its affiliates (other than the Pledged Inco Shares, as defined in the Offer and Circular), not less than 66⅔% of the total outstanding Inco Shares (calculated on a fully diluted basis) must have been validly deposited under the Offer and not withdrawn at the Expiry Time, and prior to the Expiry Time more than 50% of the Inco Shares held by Independent Shareholders (as defined in the Rights Plan) must have been deposited or tendered pursuant to the Offer and not withdrawn;

2. the support agreement dated October 10, 2005 between Inco and Falconbridge Limited, a corporation existing under the *Business Corporations Act* (Ontario) ("Falconbridge"), as amended on January 12, 2006, February 20, 2006, March 21, 2006 and May 13, 2006, must have been lawfully terminated in accordance with its terms, and Inco's take-over bid for Falconbridge must have expired or must have been lawfully withdrawn or terminated without any shares of Falconbridge having been

purchased by Inco pursuant to such take-over bid, in all cases without breach by Inco; and

3. Inco's Rights Plan must have been terminated or some action must have been taken by the Inco board of directors or by a securities commission or court of competent jurisdiction to remove the effect of the Rights Plan and to permit the Offer to proceed.

Teck's goal is to acquire control of, and ultimately the entire equity interest in, Inco. If Teck completes the Offer but does not acquire 100% of Inco, Teck will acquire any Inco Shares not deposited under the Offer in a Second-Step Transaction, that would likely take the form of a Compulsory Acquisition or a Subsequent Acquisition Transaction (as such terms are defined in the Offer and Circular).

Canadian Standard Offering Periods

Under standard take-over practice in Canada for take-over offers for all outstanding shares of a target company, if all conditions are satisfied or waived at or before the initial expiry time of the offer and the number of shares deposited under the offer is in excess of 90% of the outstanding shares of the target company, the bidder ordinarily will take up all deposited shares, let the offer expire and acquire the remaining shares not deposited under the offer pursuant to a Compulsory Acquisition.

If, on the contrary, all conditions are satisfied or waived at or before the initial expiry time of the offer but the number of shares deposited under the offer is less than 90% of the outstanding shares of the target company, the bidder ordinarily will take up all deposited shares at the expiration time of the Initial Offering Period and exercise its right to extend the offer by providing for a Subsequent Offering Period for an additional period of time during which the shareholders of the target company will be entitled to deposit under the offer the shares not previously deposited. Any such extension must be for at least ten calendar days and may be further extended from time to time by the bidder.

Initial Offering Period

The Offer will be open until 8:00 p.m. (Toronto time) on July 24, 2006, unless the Offer is accelerated, withdrawn or extended by Teck by providing notice of such action in compliance with applicable Canadian and U.S. law, including Rule 14e-1(d).

For the purposes of this letter, the period from the date the Offer has commenced until the first date the Inco Shares are taken up is referred to as the "Initial Offering Period."

Subsequent Offering Period

In the Offer and Circular, Teck has reserved the right, subject to the granting of any relief pursuant to this letter, to extend the Offer for an additional period of time, following termination of the Initial Offering Period, during which Shareholders may deposit under the Offer any Inco Shares not deposited during the Initial Offering Period (the "Subsequent Offering Period").

Consistent with the above described Canadian securities laws and take-over practice, in order to take up and pay for additional Inco Shares deposited after the Initial Offering Period, Teck must set the Subsequent Offering Period for not less than ten calendar days and may elect to further extend the Offer for such longer period as Teck may deem appropriate. In addition, under Canadian securities law the inclusion of a Subsequent Offering Period is possible only if all Conditions are irrevocably satisfied or waived at or prior to termination of the Initial Offering Period and all Inco Shares then deposited under the Offer are taken up by Teck. Furthermore, under Canadian securities law, Teck must take up and pay for Inco Shares tendered during the Subsequent Offering Period within ten calendar days of the date the Inco Shares are deposited under the Offer. Finally, under Canadian securities law, Shareholders will maintain their right to withdraw their Inco Shares at any time during the Subsequent Offering Period until the Inco Shares so deposited are taken up by Teck.

Notwithstanding that Canadian securities law does not provide for a maximum period of time for the Subsequent Offering Period, Teck will not extend any Subsequent Offering Period beyond September 20, 2006, the 120th day following the commencement of the Offer. Assuming the expiration date of the Initial Offering Period is not modified from its current expiration on July 24, 2006, the maximum length of any Subsequent Offering Period will be 58 days. Teck further anticipates that, given the operation of the Pro Ration Mechanism of the Offer, Teck will take up the Inco Shares during the Subsequent Offering Period on a rolling basis at the end of each ten calendar day period from the date of mailing of the Offer's extension.

For the reasons discussed below under "Relevant Canadian Requirements," if there is a Subsequent Offering Period Teck must provide that Shareholders depositing Inco Shares during the Subsequent Offering Period are entitled to elect the Cash Alternative or the Share Alternative.

Pro Ration Mechanism

The consideration payable under the Offer will be subject to pro ration as necessary to ensure that the total aggregate consideration payable under the Offer and in any Second-Step Transaction does not exceed the maximum amount of cash consideration available and the maximum number of Teck Subordinate Voting Shares issuable. For the reasons discussed below under "Relevant Canadian Requirements," whether or not there is a Subsequent Offering Period, Teck must make available in any Second-Step Transaction the same election rights as were made available during the Offer. Accordingly, the pro ration mechanism provided under the Offer (the "Pro Ration Mechanism") is based on the number of Inco Shares acquired on a date on which Inco Shares are taken up under the Offer in proportion to the number of Inco Shares outstanding on a fully diluted basis at such date. This will have the effect of ensuring that all Shareholders will have the right to elect between the Cash Alternative and the Share Alternative.

On the Take-Up Date occurring at the conclusion of the Initial Offering Period, the consideration payable to Shareholders tendering their Inco Shares will be pro rated taking into account the elections of the Shareholders, the total number of Inco Shares deposited and taken up on that Take-Up Date and the number of Inco Shares outstanding on a fully diluted basis at the expiration of the Initial Offering Period.

If, subject to any exemptive relief granted pursuant to this letter, Teck elects to have a Subsequent Offering Period, the Inco Shares will be taken up on one or more Take-Up Dates. The consideration payable to Shareholders tendering their Inco Shares on each such Take-Up Date during such Subsequent Offering Period will be pro rated based on the elections of the depositing Shareholders, the number of Inco Shares deposited during the Subsequent Offering Period and taken up on such Take-Up Date in proportion to the number of Inco Shares outstanding on a fully diluted basis on each such Take-Up Date during such Subsequent Offering Period.

The maximum amount of cash payable, and the maximum number of Teck Subordinate Voting Shares issuable, under the Offer will not be varied as a result of the Pro Ration Mechanism. In case of a Subsequent Offering Period, Inco Shares deposited to the Offer will be paid for promptly following take-up.

RELEVANT CANADIAN REQUIREMENTS

General

The Offer, including the proposed Subsequent Offering Period, is subject to the comprehensive take-over regulatory regimes under the securities laws of the ten Provinces of Canada, each of which is enforced by the securities commission or other similar authority of that Province.

Rules For Subsequent Offering Period

Under applicable Canadian securities laws, if Teck wishes to make available a Subsequent Offering Period, all Conditions under the Offer must be irrevocably satisfied or waived at or prior to termination of the Initial Offering Period and all Inco Shares then deposited under the Offer must be taken up by Teck. The Subsequent Offering Period must remain open for at least ten calendar days, but may be further extended for such longer time as Teck deems appropriate, because Canadian securities laws do not provide for a maximum period of time for the Subsequent Offering Period. Under applicable Canadian securities laws, each extension must be for no less than ten calendar days from the time of extension, and any notice of extension of the Offer by Teck would be made in accordance with applicable Canadian securities laws and Rule 14e-1(d). Universal practice in Canada is that offers are structured so as to keep the offering period open for a period of at least ten calendar days, as required under Canadian securities law. Depending on the circumstances, bidders may elect to extend for longer than the 20 U.S. business days provided for under Rule 14d-11, as the bidder may deem necessary to achieve the ownership thresholds at which the bidder becomes entitled to proceed with a second-step transaction. While there is no prohibition under Canadian law against terminating the Subsequent Offering Period after the first ten calendar day extension, Canadian investors will expect, as a matter of Canadian practice, that Teck will keep the Subsequent Offering Period open until either total acceptances reach the 90% level or the rate of acceptances slows such that it becomes apparent that this level of deposits will not be achieved.

Furthermore, under Canadian securities law, Teck must take up and pay for the Inco Shares deposited during a Subsequent Offering Period within ten calendar days of the date the Inco Shares are deposited under the Offer. Shareholders are entitled to withdraw the Inco Shares deposited to the Offer during the Subsequent Offering Period at any time until such Inco Shares are taken up by Teck.

Finally, under Canadian securities law, in order to make a Subsequent Offering Period available under the Offer, Teck must provide Shareholders with the same election during the Subsequent Offering Period between the Cash Alternative and the Share Alternative provided during the Initial Offering Period. This is to comply with the fundamental rule under Canadian securities legislation that all shareholders of the target company are afforded an equal opportunity to elect between different forms of consideration. If an election is made available, all shareholders of the target company must have the same ability to elect.[3]

Rules For Second-Step Transaction

As above mentioned, Teck's goal is to acquire control of, and ultimately the entire equity interest in, Inco. If Teck completes the Offer but does not acquire 100% of Inco, Teck will seek to acquire any Inco Shares not deposited on the Offer in a Second-Step Transaction.

Pursuant to Section 206 of the CBCA, Teck is entitled to proceed with a Compulsory Acquisition of any Inco Shares not deposited pursuant to the Offer if by the day that is 120 days after the commencement of the Offer (i.e., by September 20, 2006), the Offer has been accepted by Shareholders holding not less than 90% of the Inco Shares.

Under Section 206, the remaining Shareholders will be entitled to elect:

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3 We note that the same result would apply under Rule 14d-10(c)(1).

1. to transfer their Inco Shares to Teck on the terms on which Teck acquired the Inco Shares of Shareholders who accepted the Offer; or

2. to demand payment of the fair value of their Inco Shares.

It is clear as a matter of Canadian law that requirement number one above means, in the context of the Offer, that a Compulsory Acquisition will only be available if Shareholders who do not accept the Offer are given the right to elect between the Cash Alternative and the Share Alternative. It is also clear as a matter of Canadian law that there is no regulatory authority that may exempt Teck from this requirement.

If a Compulsory Acquisition is not available or Teck elects not to pursue a Compulsory Acquisition, and Inco Shares representing, together with Inco Shares owned, directly or indirectly, by Teck and its affiliates (other than the Pledged Inco Shares), not less than 66⅔% of the total outstanding Inco Shares (calculated on a fully diluted basis) are deposited to the Offer, Teck will nevertheless be entitled to take such action as is necessary or advisable to acquire all Inco Shares not acquired pursuant to the Offer in a Subsequent Acquisition Transaction. Teck expects that any Subsequent Acquisition Transaction relating to Inco Shares will be a "business combination" or a "going private transaction" under Rule 61-501 under the *Securities Act* (Ontario), as amended, and Policy No. Q-27 of the *Autorité des marchés financiers* (Québec).

In order to rely on the relevant exemptions under Rule 61-501 and Policy No. Q-27 necessary to permit Teck to complete a Subsequent Acquisition Transaction, which exemptions permit Teck to vote the Inco Shares acquired under the Offer, thereby allowing the Subsequent Acquisition Transaction to be completed, Teck will be required to:

1. complete the Subsequent Acquisition Transaction within 120 days after the expiry of the Offer; and

2. provide for consideration under the Subsequent Acquisition Transaction that is at least equal in value to and is in the same form as the consideration that Shareholders were entitled to receive in the Offer. [4]

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[4] The principle underlying the Canadian laws regulating second-step transactions does not appear to be substantially different from the exceptions provided by Rule 13e-3(g) under the Exchange Act, pursuant to which the provisions of Rule 13e-3 concerning going-private transactions do not apply if, among others, (i) the going-private transaction occurs within one year of the termination of the offer and (ii) the consideration offered by the offeror is at least equal to the highest consideration offered during such offer.

As a practical matter, if Teck loses the ability to rely on the exemptions referred to under Rule 61-501 and Policy No. Q-27, Teck will not be able to complete a Subsequent Acquisition Transaction.

It is clear as a matter of Canadian law that requirement number two above means in the context of the Offer that these exemptions from Rule 61-501 and Policy No. Q-27 will only be available if Shareholders who do not accept the Offer are given the right to elect between the Cash Alternative and the Share Alternative. While Teck could as a theoretical matter seek the required variances from the Canadian provincial securities commissions of Ontario and Quebec and possibly others, we understand that it is highly unlikely for such variances to be given.

DISCUSSION OF ISSUES

Pursuant to Rule 14d-11 under the Exchange Act, a bidder may elect to provide a subsequent offering period of between three U.S. business days and 20 U.S. business days during which tenders will be accepted if, among other things:

1. the bidder is offering shareholders a choice of different forms of consideration and there is no ceiling on any form of consideration offered; and

2. the bidder offers the same form and amount of consideration in both the Initial Offering Period and in the Subsequent Offering Period.

Teck intends to make available a Subsequent Offering Period of at least ten calendar days, as required by mandatory Canadian securities law, but seeks relief to be allowed to further extend such Subsequent Offering Period for a period longer than the 20 U.S. business days provided for by Rule 14d-11, as permitted under Canadian securities law and take-over practice. We believe the structure of the Subsequent Offering Period that Teck proposes to use, as previously described, furthers the purposes of the subsequent offering period under Rule 14d-11 which are (i) to assist bidders in achieving the ownership thresholds at which the bidders become entitled to make a Compulsory Acquisition or a Subsequent Acquisition Transaction and (ii) to provide security holders an additional opportunity to tender into an offer, thus avoiding the delay and illiquid market that can result after the offer and before a second-step transaction.

The terms of the Offer provide for a maximum number of Teck Subordinate Voting Shares to be issued, and a maximum amount of cash to be paid, under the Offer, which will not be varied as result of the Pro Ration Mechanism. These maximum amounts of Teck Subordinate Voting Shares and cash could be viewed as a ceiling (within the meaning of Rule 14d-11) on the forms of consideration offered in the Subsequent Offering Period. The consideration being offered, including the forms and amount of consideration, the election rights and the ratio between cash and Teck Subordinate Voting Shares being offered, would be the same for the Initial Offering Period and any Subsequent Offering Period. However, due to the elections and allocations pursuant to the Pro Ration Mechanism, two Shareholders who make the same election may as a theoretical matter receive a different mix of cash and Teck Subordinate

Voting Shares if they accept the Offer during the Initial Offering Period as compared to during the Subsequent Offering Period, simply because the elections made by Shareholders with respect to one alternative versus the other may vary from one period to the next. We believe that the structure of the Offer complies with the requirements of Rule 14d-11(f) that Teck offer the same form and amount of consideration during the Subsequent Offering Period and of Rule 14d-10(c)(1) that all Shareholders throughout the Offer are afforded "equal right" to elect between the Cash Alternative and the Share Alternative. Nevertheless, we note that, in the past, other bidders (in similar situations) have sought relief from the Staff with respect to Rules 14d-11(f) and 14d-10(c)(1).

Rule 14d-11(e) also requires that during any subsequent offering period the "bidder immediately accepts [for payment] all securities as they are tendered." Given the operation of the Pro Ration Mechanism, it will be administratively impossible to calculate the elections and allocations on an "immediate" basis. Given that the purpose of Rule 14d-11(e) is to facilitate "prompt payment" and the Commission's long-held view that regular settlement cycles are consistent with "prompt payment" under Rule 14e-1(c), we submit that allowing multiple Take-Up Dates on a ten calendar days basis appropriately protects the interests of Shareholders. We note that Shareholders will retain withdrawal rights until the Inco Shares are taken up. The Commission's Tier II rules, which apply when less than 40% of the shares of the target are held by U.S. holders, permit a bidder to utilize home jurisdiction payment practices (see Rules 14d-1(d)(2)(iv) and 14d-1(d)(2)(v)), and we note that, according to an Inco representative, less than a majority of Inco Shares were held by U.S. holders as of March 31, 2006.

Teck's goal is, and will at all times remain, the acquisition of 100% ownership of Inco. If Teck completes the Offer but does not acquire 100% of Inco, Teck will acquire any Inco Shares not deposited to the Offer by either a Compulsory Acquisition or a Subsequent Acquisition Transaction. As described above, universal practice in Canada is that offers are structured so as to keep the offering period open for a period of time of at least ten calendar days, as required under Canadian securities law, and often longer than the 20 U.S. business days provided for under Rule 14d-11, as the bidder may deem necessary to achieve the ownership thresholds at which the bidder becomes entitled to proceed with a second-step transaction. Most frequently, offering periods are kept open until the bidder acquires sufficient shares to proceed with a compulsory acquisition (i.e. at least 90% of the target shares). The expectation of investors is that, if the Conditions are either satisfied or waived, additional Inco Shares will be able to be tendered during the Subsequent Offering Period. Consequently, it is Teck's intention that the Subsequent Offering Period will be extended, as permitted under Canadian securities law, to permit Teck to proceed with a Compulsory Acquisition. As above stated, any notice of extension would be made in accordance with applicable Canadian securities laws and Rule 14e-1(d).

Canadian securities laws also provide that Teck may elect to proceed with a Second-Step Transaction only if remaining Shareholders are given the same choices that accepting Shareholders had under the Offer. In order to meet this requirement, the Offer provides for a Pro Ration Mechanism that is based on the number of Inco Shares tendered to the Offer in proportion to the number of Inco Shares outstanding on a fully diluted basis at each Take-Up Date. This mechanism ensures that the total aggregate consideration payable under the Offer and in any Second-Step Transaction does not exceed the maximum amount of cash consideration available, and the maximum number of Teck Subordinate Voting Shares issuable, under the Offer.

The approach of the Canadian regulatory scheme to multiple take-up dates is a fundamental part of an integrated regulatory regime that includes extension rules and prompt payment rules. In general a bidder is entitled to extend its bid from time to time. However, if all of the conditions of the bid have been satisfied or waived, then (1) the bidder is required to take up and pay for the deposited shares, and (2) the bidder is not permitted to extend the bid, unless the shares deposited are first taken up.

The policy rationale underlying these provisions is not only to ensure that depositing shareholders are paid promptly when the bid becomes unconditional, but also to allow those who were not able to tender before the expiry time or who adopted a "wait-and-see" approach to the bid to tender their shares. This policy recognizes, in a situation in which the bidder is seeking to obtain 100% of the target, that once the bid has become unconditional and the bidder has acquired control, a second-step transaction to acquire the minority shares is inevitable, and shareholders holding illiquid target shares are not served by having to wait up to 120 days (or more) to receive the bid consideration on completion of such second-step transaction. The policy rationale also facilitates a faster and more efficient second-step transaction by allowing a bidder who acquired less than 90% of the target shares to bring the percentage up to 90% and then implement a Compulsory Acquisition, which is considerably faster and less expensive than other forms of second-step transactions.

Once acquisition of 100% of the target has become inevitable, which for most Canadian companies occurs when a bidder acquires 66⅔% of the target's shares on a fully diluted basis, it is more efficient for all stakeholders if the acquisition of minority shares can be completed in an expeditious manner. The overwhelming Canadian market practice to extend bids in order to allow 90% or more of the target shares to be tendered fulfills the policy goals enshrined in Canadian take-over law, which benefit both shareholders and bidders and facilitate the cost-efficient operation of the capital markets. These policy rationales underlying this aspect of Canadian take-over law are the same objectives the Commission found persuasive when adopting Rule 14d-11. If Teck is not granted the requested relief, it will have a negative effect on minority shareholders who will be forced to wait longer to have their Inco Shares acquired, even though that acquisition is inevitable. In addition, such constraints directly conflict with the policy rationale of these provisions of Canadian take-over law and the clear market practice in the Canadian securities market.

Furthermore, because of the requirements imposed by Canadian law in connection with the extension of an unconditional bid, if Teck is not able to obtain the relief requested herein, the effect will be to deny Teck its right under Canadian law to extend its bid. We further note that Teck would also have a right of extension if the bid were governed exclusively by U.S. law, as Teck could extend the unconditional bid to permit more shareholders to tender, and take up all of the shares after expiry of such extended bid period (which, as discussed above, is not permitted under Canadian law).

The contemplated Offer structure, including the Subsequent Offering Period, is both encouraged by Canadian tender offer regime and is standard market practice for the reason that it is viewed as affording equal treatment of Shareholders without regard to the time the Inco Shares are deposited to the Offer and any extensions thereof. Furthermore, the contemplated Offer structure, including the Subsequent Offering Period, significantly advances the interests of Shareholders by:

- ensuring more prompt payment of consideration (compared to waiting until consummation of the Second-Step Transaction) and thus advancing one of the material objectives of Rule 14d-11;
- reducing the inherently coercive effect of a tender offer by allowing Shareholders who do not support the Offer still to receive the Offer consideration promptly once it is clear the Offer will be successful and ensuring that such Shareholders are still entitled to elect between the Cash Alternative and the Share Alternative; and
- ensuring that Shareholders who are unable to accept the Offer in a timely manner are still entitled to make the same election between the Cash Alternative and the Share Alternative in the Second-Step Transaction.

We do not believe that the principles underlying the Exchange Act would be compromised by the granting of the relief requested for the following reasons:

1. In light of the fact that less than a majority of the Inco Shares were held by U.S. holders as of March 31, 2006 and that Inco is apparently a "foreign private issuer" without substantial assets in the United States, it would be consistent with the policy rationales underlying the MJDS and Tier II rules to extend certain of the benefits of the Tier II exemptions to the Offer.

2. Although the Subsequent Offering Period may remain open for a period of time exceeding 20 U.S. business days, Inco Shares would be taken up by Teck during the Subsequent Offering Period within the end of each ten calendar day period from the date of mailing of the Offer's extension.

3. Shareholders would be entitled to withdraw their Inco Shares at any time during the Subsequent Offering Period until such Inco Shares are taken up by Teck, although Rule 14d-7(a)(2) provides that the bidder need not offer withdrawal rights during a subsequent offering period.

4. While the Offer consists of more than one type of consideration, the ratio between cash and Teck Subordinate Voting Shares being offered would be the

same for each Shareholder during the Initial Offering Period and any Subsequent Offering Period and in any Second-Step Transaction. Each Shareholder will have the equal right to elect between the Cash Alternative and the Share Alternative regardless of when such Shareholder accepts the Offer or whether such Shareholder is the subject of any Second-Step Transaction.

5. The maximum amount of cash consideration available, and the maximum number of Teck Subordinate Voting Shares issuable, under the Offer and in any Second-Step Transaction would not be varied as a consequence of the Pro Ration Mechanism.

REQUESTED EXEMPTIVE RELIEF

Based on the foregoing we respectfully request on behalf of Teck that the Commission grant the exemptive relief described below. We note that the relief sought is consistent with the position previously taken by the Staff with respect to offers that provide a so-called "mix and match" feature and a subsequent offering period. We further note, however, that although the relief sought has been granted for the SERENA, Sanofi and Zimmer transactions, the U.S. ownership of the subject companies in those transactions met the ownership threshold requirements of the Commission's Tier II rules and, that while the subject company in the Barrick Gold transaction did not meet the Tier II ownership threshold requirements, the percentage of the shares of the subject company in the Barrick Gold transaction held by U.S. holders was below the percentage of Inco Shares held by U.S. holders.

1. Rule 14d-11, to permit Teck to keep the Subsequent Offering Period open to the later of 21 U.S. business days following the expiry of the Initial Offering Period and September 20, 2006, as and in the manner permitted by Canadian securities laws. With respect to the relief sought from Rule 14d-11, we note the Staff's grant of an exemption from Rule 14d-11 to permit (i) Barrick Gold Corporation to keep a subsequent offering period open to the later of 21 U.S. business days following the expiration of its initial offering period and 120 days after the commencement of its offer, as and in the manner permitted by Canadian securities laws (see *Barrick Gold Corporation* (January 19, 2006))[5]; (ii) SERENA Software to keep the subsequent offering period open for more than 20 U.S. business days, as permitted by the subject company's jurisdiction (see *SERENA Software, Inc.* (April 13, 2004) and the other letters cited in note 2 to the incoming letter on behalf of SERENA Software); and (iii) Sanofi-Synthelabo S.A. to keep the subsequent offering period open for more than 20 U.S.

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[5] We acknowledge that in the case of the Barrick Gold Corporation transaction, less than 40% of the shares of the target were held by U.S. holders, while in this case, more than 40% of Inco Shares are held by U.S. holders.

business days in accordance with the subject company jurisdiction law and practice (see *Sanofi-Synthelabo S.A.* (June 10, 2004)).

2. Rules 14d-11(b) and 14d-11(f), to permit the Pro Ration Mechanism during the Subsequent Offering Period. With respect to this relief, we note the Staff's grant of an exemption from (i) Rules 14d-11(b) and (f) to permit Barrick Gold Corporation to use a pro ration mechanism and a mix and match election during its subsequent offering period (see *Barrick Gold Corporation* (January 19, 2006)); and (ii) Rule 14d-11(b) to permit Zimmer Holdings to conduct its subsequent offering period even though it offered a mix and match election, noting that the subsequent offering period is being conducted in accordance with the requirements of the subject company's jurisdiction (see *Zimmer Holdings, Inc.* (June 19, 2003) and the additional letters cited in the incoming letter on behalf of Zimmer Holdings, Inc. under the heading "Rule 14d-11; Mix and Match Facilities").

3. Rule 14d-11(e), to permit Teck to take up Inco Shares deposited under the Offer during the Subsequent Offering Period at intervals as described above. With respect to the relief sought from Rule 14d-11(e), we note the Staff's grant of an exemption to permit (i) Barrick Gold Corporation to make payment for shares tendered during the subsequent offering period within ten calendar days of the date the shares were deposited under the offer in accordance with Canadian tender offer law and practice (see *Barrick Gold Corporation* (January 19, 2006)); and (ii) Zimmer Holdings to make payment for shares tendered during the initial offering period and the subsequent offering period after the expiration of the subsequent offering period to allow all shareholders an equal opportunity to participate in the mix and match election (see *Zimmer Holdings, Inc.* (June 19, 2003)).

4. Rule 14d-10(a)(2), to permit the Pro Ration Mechanism during the Subsequent Offering Period. With respect to the relief sought from Rule 14d-10(a)(2), we note the Staff's grant of an exemption from (i) Rule 14d-10(a)(2) to permit Barrick Gold Corporation to use a pro ration mechanism during its subsequent offering period (see *Barrick Gold Corporation* (January 19, 2006)); and (ii) Rule 14d-10(c) to permit Sanofi-Synthelabo S.A. to allow holders of the subject company to elect among the forms of consideration both in the initial and subsequent offering periods in the manner as described in its request to the Staff for relief (see *Sanofi-Synthelabo S.A.* (June 10, 2004)).

We respectfully request that the Commission issue the requested exemptive relief as soon as practicable. If, for any reason, it does not appear that the Staff will be able to concur with Teck's position as stated in this letter, we would appreciate the opportunity to discuss this matter with the Staff prior to the issuance of its formal response. If you have any questions or comments or need additional information, please contact the undersigned at 212-373-3105.

Very truly yours,

Jeffrey D. Marell

cc: Peter Rozee
Teck Cominco Limited

Edwin S. Maynard
Paul, Weiss, Rifkind, Wharton & Garrison LLP

Geofrey Myers
Lang Michener LLP

Lang Michener LLP
Lawyers – Patent & Trade Mark Agents

BCE Place, 181 Bay Street, Suite 2500
P.O. Box 747
Toronto ON M5J 2T7
Canada

Telephone: 416-360-8600
Facsimile: 416-365-1719

June 21, 2006

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Attn: Mauri L. Osheroff, Esq.
Associate Director
U.S. Securities and Exchange Commission

Brian V. Breheny, Esq.
Chief, Office of Mergers and Acquisitions
Division of Corporation Finance

Celeste M. Murphy, Esq.
Special Counsel, Office of Mergers and Acquisitions
Division of Corporation Finance

Ladies and Gentlemen:

We are Canadian counsel to Teck Cominco Limited ("Teck"), a corporation existing under the *Canada Business Corporations Act*, as amended. We are writing in respect of the letter (the "Application Letter") dated June 21, 2006 from Paul, Weiss, Rifkind, Wharton & Garrison LLP requesting on behalf of Teck exemptive relief from certain provisions of the United States Securities and Exchange Act of 1934, as amended.

We have reviewed the Application Letter and are of the opinion that the statements made therein relating to Canadian take-over bid law and practice are a fair and accurate summary of take-over bid law and practice in Canada.

The opinion expressed above is limited to the laws of the Province of Ontario and the federal laws of Canada applicable therein, and we express no opinion as to any laws, or matters governed by any laws, other than the laws of the Province of Ontario and the federal laws of Canada applicable therein in effect as of the date hereof.

The opinion expressed above is provided solely for the benefit of the addressees in connection with the transactions contemplated by the Application Letter and may not be used or relied upon by any other person or for any other purpose.

Yours very truly,

Lang Michener LLP